Final Term Sheet

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-147958

$500,000,000

NORTHERN STATES POWER COMPANY

5.25% FIRST MORTGAGE BONDS, SERIES DUE MARCH 1, 2018

FINAL TERMS AND CONDITIONS

Issuer:	Northern States Power Company
Issue Format:	SEC Registered
Ratings:	A2/A/A+ (Stable/Stable/Stable)
Note Type:	First Mortgage Bonds
Total Principal Amount:	$500,000,000
Pricing Date:	March 11, 2008
Settlement Date:	March 18, 2008
Maturity Date:	March 1, 2018
Interest Payment Dates:	Each March 1 and September 1, commencing on September 1, 2008
Reference Benchmark:	3.50% due February 15, 2018
Benchmark Price:	99-08
Benchmark Yield:	3.59%
Re-offer Spread:	170 bps
Re-offer Yield:	5.29%
Coupon:	5.25% semi-annual
Re-offer/Issue Price to Public:	99.696%
Make-Whole Call:	T+30 bps
Minimum Denominations:	$1,000
Joint Bookrunners:	Barclays Capital Inc. and J.P. Morgan Securities Inc.
Co-Managers:	Greenwich Capital Markets, Inc. and Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275, ext. 2663, or by calling J.P. Morgan Securities Inc. at 212-834-4533.